UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2015

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

EXPLANATORY NOTE

Item 1.  Amendment No. 1 to Agreement of Merger

On November 17, 2015, Mellanox Technologies, Ltd., a public company formed under the laws of the State of Israel (“Mellanox”), Mondial Europe Sub Ltd., a private company formed under the laws of the State of Israel and a wholly-owned subsidiary of Mellanox (“Merger Sub”), and EZchip Semiconductor Ltd. (the “Company”) entered into Amendment No. 1 (the “Amendment”) to the Agreement of Merger, dated as of September 30, 2015, by and among Mellanox, Merger Sub and the Company.

Pursuant to the Amendment, the Company will actively solicit alternative acquisition offers from third parties during a 30-day “go-shop” period, commencing on the date of the Amendment and expiring December 16, 2015. In addition, the Amendment provides for a waiver of Mellanox’s right to a termination fee.

There is no assurance that the “go-shop” process will result in a superior proposal. In addition, before the Company accepts an acquisition proposal that constitutes a superior proposal, Mellanox will have a matching right. Additional information will be provided upon conclusion of the “go-shop” period.

In the event that no superior proposal is obtained, the Company’s shareholder vote on the Merger Proposal with Mellanox will take place at an Extraordinary General Meeting on January 19, 2016.  The record date for shareholders eligible to vote at such Extraordinary General Meeting is scheduled to be December 18, 2015. The Company will file and mail updated proxy materials to the Company’s shareholders following the completion of the “go-shop” period.  The transaction is projected to close in the first quarter of 2016, subject to the completion of certain closing conditions.

A copy of the Amendment is annexed hereto as Exhibit 99.1.  The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment.

Item 2.  Press Release

On November 17, 2015, the Company issued a press release titled “EZCHIP ANNOUNCES AMENDED MERGER AGREEMENT WITH MELLANOX TECHNOLOGIES, LTD.” A copy of the press release is annexed hereto as Exhibit 99.2.

The information in this explanatory note shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Semiconductor Ltd.

By:	/S/ Dror Israel
Name:	Dror Israel
Title:	Chief Financial Officer

Date: November 17, 2015

Exhibit Index

Exhibit 99.1	Amendment No. 1 to Agreement of Merger, dated as of November 17, 2015, by and among Mellanox Technologies, Ltd., Mondial Europe Sub Ltd. and EZchip Semiconductor Ltd.
Exhibit 99.2	Press Release of the Company, dated November 17, 2015, titled “EZCHIP ANNOUNCES AMENDED MERGER AGREEMENT WITH MELLANOX TECHNOLOGIES, LTD.”